RepliCel™
Using Cells for Healing

NEWS RELEASE

RepliCel Life Sciences Lands Commitment for Key Investment Partnership

YOFOTO (China) Health Industry Co. Ltd to Invest in Becoming RepliCel's Strategic Partner for Greater China

Terms Include an Up-front Investment of USD $6.5 Million with Direct Non-Dilutive Program Funding Commitments and the Potential for Significant Milestone Payments and Sales Royalties

VANCOUVER, BC, CANADA & **Ningbo, Zhejiang Province, P.R. China** – 16 January 2018 – RepliCel Life Sciences Inc. (OTCQB: REPCF) (TSXV: RP) (FRA:P6P2) ("RepliCel" or the "Company"), a company developing next-generation technologies in aesthetics and orthopedics, is pleased to announce it has signed a Binding Term Sheet (the "Term Sheet") with YOFOTO (China) Health Industry Co. Ltd. ("YOFOTO") to form a strategic partnership (the "Transaction") in Greater China (Mainland China, Hong Kong, Macau, and Taiwan) (the "Territory").

The deal reflected in the Term Sheet, involves an up-front investment of USD $6,500,000 and potential pre-commercial, non-dilutive milestones payments of another USD $2,800,000. Additionally, the Term Sheet commits YOFOTO to another USD $1,000,000 in potential post-commercial non-dilutive milestone payments, several million in dedicated program funding in Greater China over the next five years, and future royalty payments calculated on gross product sales in the Territory.

The investment is by way of the purchase of common shares (each, a "Share") at CDN$0.54 per Share, which is a premium over the 20-day average market price to reflect the accompanying license to YOFOTO in the Term Sheet. The Company has also agreed to issue share purchase warrants (each, a "Warrant") equal to 10% of the number of Shares issued, which warrants will be exercisable at CDN$0.54 per Share for a period of two years.

YOFOTO has already paid a deposit of USD $650,000 (the "Deposit") pursuant to the agreement. As part of the Transaction, YOFOTO will receive an exclusive license for RepliCel's tendon regeneration cell therapy (RCT-01) in development, skin rejuvenation cell therapy (RCS-01) in development, and its injection technology in development for dermal applications (RCI-02) (excluding hair-related treatments) for the Territory.

According to sources, the Chinese cosmetic treatment market is growing up to six times faster than the global average by number of treated people with the number of procedures increasing as much as 40% year-on-year. Most experts now agree China now represents the third largest cosmetic treatment market behind only the United States and Brazil but closing in fast.[1]

[1] According to statistics release by the Chinese Association of Plastics and Aesthetics (see https://www.pressreader.com/china/china-daily/20160215/282029031282786) and the Chinese plastic surgery mobile app

In 2013, RepliCel executed a co-development and license agreement with Shiseido Company, which covered all of Asia for its product (RCH-01) in development for the treatment of androgenetic alopecia. With the completion of the YOFOTO deal, RepliCel's current technologies will be fully licensed in Greater China.

RepliCel's business model is focused on leveraging its expertise in developing assets that can then be licensed to partners for co-development and commercialization. The Company maintains exclusivity over its entire portfolio outside of Asia. The Company is pursuing both its own continued development and commercialization of its assets as well as other collaborative partnerships for its programs in different regions of the world.

"This is precisely the kind of transformational deal and collaboration we were focused on delivering as we ended 2017," stated RepliCel President and CEO, R. Lee Buckler. "We are very pleased to have secured a partnership with a company committed to bringing novel health products to Greater China and the principle of investing in regenerative medicines," he continued. "YOFOTO has the vision, financial capacity, and infrastructure to be a key part of RepliCel's success overall and certainly capable of exceeding our goals for Greater China."

"YOFOTO is committed to being a leader in China in the commercialization of regenerative medicines which fit into our core values related to beauty and healthy, active lifestyles," stated YOFOTO Chairman Mr. Huang Jin Bao. "RepliCel Life Sciences, with its cell therapy and injection technologies focused on healthy skin and tendon health, fit perfectly with YOFOTO's vision for providing innovative treatments to consumers. As an investor, we are committed to contributing to RepliCel's global success and as a strategic partner in Greater China, we look forward to collaborating with RepliCel on quality product development leading to the launch of several successful product lines."

As part of the Transaction, the Company has agreed to grant YOFOTO certain financing participation rights and board seat nominations and YOFOTO has agreed to certain voting and trading restrictions. Closing of the Transaction is subject to execution of definitive agreements for the Transaction, receipt of approval of the TSX Venture Exchange, the Company's shareholders and other applicable regulatory authorities including but not limited to the reviews and approvals by State Administration of Foreign Exchange of China and other Chinese foreign investment regulatory authorities.

About YOFOTO
YOFOTO (China) Health Industry Co., Ltd was established in 2004 as a company engaged in the health and consumer products industry. For example, YOFOTO has registered 31 different nutraceuticals with the State Food and Drug Administration (China). With a wide range of successful commercial products in the food, personal health care, and household categories, YOFOTO is now diversifying into higher-value health-related products and services such as genetic and blood testing, regenerative medicine, and destination health-treatment clinics. As part of its strategy, YOFOTO has made several investments outside of China. Its current expansion includes a global R&D production base, organic food base, natural cosmetic R&D center, a conference center, yacht club and health spa resort.

YOFOTO employs a winner of Nobel Prize in physiology and medicine, Professor Richard Roberts, who

SoYoung (see http://www.plasticsurgerypractice.com/2017/08/about-face-chinas-plastic-surgery-market-grows-six-times-faster-than-global-average/).

heads the YOFOTO Global Products Advisory Committee, and also leads collaborations with several leading scientific research institutions. At present, YOFOTO has registered over 700 trademarks and attained over 60 patents. YOFOTO has 32 provincial branches in China and, in 2009, began international expansion into Russia, Vietnam, Thailand and Cameroon. At the same time, YOFOTO began active participation in the Asia-Pacific Economic Cooperation (APEC) forum. YOFOTO Chairman of YOFOTO, Mr. Huang Jin Bao, was elected to be the member of the first APEC Chinese Industry and Commerce Council.

About RepliCel Life Sciences

RepliCel is a regenerative medicine company focused on developing cell therapies for aesthetic and orthopedic conditions affecting what the Company believes is approximately one in three people in industrialized nations, including aging/sun-damaged skin, pattern baldness, and chronic tendon degeneration. These conditions, often associated with aging, are caused by a deficit of healthy cells required for normal tissue healing and function. The Company's product pipeline is comprised of RCT-01 for tendon repair, RCS-01 for skin rejuvenation, and RCH-01 for hair restoration. RCH-01 is currently being co-developed with, and under exclusive license by, Shiseido for certain Asian countries. All product candidates are based on RepliCel's innovative technology, utilizing cell populations isolated from a patient's healthy hair follicles. RepliCel has also developed a proprietary injection device, RCI-02, optimized for the administration of its products and licensable for use with other dermatology applications. Please visit www.replicel.com for additional information.

For more information, please contact:
Lee Buckler, CEO and President
604-248-8693
info@replicel.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Disclaimer for Forward-Looking Statements

This press release contains forward-looking statements and information that involve various risks and uncertainties regarding future events, including, but not limited to, statements regarding: (i) the completion of the Transaction with YOFOTO; (ii) the terms of the Transaction and the milestone, program funding and royalty payments to be made in connection with the Transaction; and (iii) the closing of the Transaction.

These statements are only predictions and involve known and unknown risks which may cause actual results and the Company's plans and objectives to differ materially from those expressed in the forward-looking statements, including: risks related to the Company and YOFOTO being able to negotiate and enter into the definitive agreements required for the Transaction, risks related to the Company obtaining the approval of the TSX-V and its shareholders, risks related to YOFOTO obtaining consent for the Transaction from the required parties and applicable regulatory authorities; risks that the Company's products may not perform as, or have the benefits, expected; risks that the Company's products may not be accepted and adopted by the public; the risk that the Company will not obtain CE mark clearance for its injector device; the risk that there will be delays enrolling clinical trial participants; the risk that the Company will receive negative results from the Company's clinical trials; the effects of government regulation on the Company's business; risks associated with the Company obtaining all necessary regulatory approvals for its various programs; risks associated with the Company's ability to obtain and protect rights to its intellectual property; risks and uncertainties associated with the Company's ability to raise additional capital; and other factors beyond the Company's control. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity or performance. Further, any forward-looking statement speaks only as of the date on which such statement is made and, except as required by applicable law, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of such factors on the Company's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Readers should consult all of the information set forth herein and should also refer to the risk factor disclosure outlined in the Company's annual report on Form 20-F for the fiscal year ended December 31, 2016 and other periodic reports filed from time-to-time with the Securities and Exchange Commission on Edgar at www.sec.gov and with the British Columbia Securities Commission on SEDAR at www.sedar.com.